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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2002


                                   Enodis plc


                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:  _____
                     ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:     _______           No:      X
                                         ----------





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         On or about March 18, 2002, Enodis plc distributed the following press release in the United Kingdom concerning the results of an extraordinary general meeting.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, JAPAN, FRANCE, AUSTRALIA, SOUTH AFRICA, SINGAPORE OR THE
                              REPUBLIC OF IRELAND

                                   Enodis plc

                           ("Enodis" or the "Company")

                     Result of Extraordinary General Meeting

The Board of Enodis announces that at the Extraordinary General Meeting of the Company held earlier today the Resolutions: (a) to increase the authorised share capital of the Company, (b) to authorise the Directors to allot relevant securities in connection with the Rights Issue up to a maximum nominal value of (pound)141,164,119, (c) conditional on the Rights Issue becoming unconditional in all respects, to amend the 2001 Executive Share Option Scheme, (d) conditional on the Rights Issue becoming unconditional in all respects, to amend the Employee Stock Purchase Plan and (e) to disapply section 89(1) of the Companies Act 1985, including to permit allotments of equity securities for cash up to a maximum nominal amount of (pound)10,011,639.50 (all as otherwise described in the Notice of Extraordinary General Meeting dated 21 February 2002) were duly passed with more than 99 per cent of the votes cast in favour of each Resolution.

Provisional Allotment Letters in respect of entitlements to New Ordinary Shares pursuant to the Rights Issue will be posted to Qualifying non-CREST Shareholders today. It is expected that dealings in the New Ordinary Shares, nil paid, will commence at 8.00 a.m. on 19 March 2002.

The latest time and date for acceptance and payment in full pursuant to the Rights Issue is 10.30 a.m. on 8 April 2002.

As regards current trading, the Chairman, Peter Brooks, said:

"Our expectations for full year operating profits remain unchanged from the time of our preliminary results announcement in November 2001, as indicated in our Rights Issue Prospectus dated 21 February 2002."

Words and expressions defined in the prospectus to Shareholders dated 21 February 2002 (the "Rights Issue Prospectus") have the same meaning when used in this announcement unless the context otherwise requires.

For further information, please contact:-

Enodis plc
Andrew Allner, Chief Executive                                020 7304 6006

Credit Suisse First Boston
George Maddison/Ed Matthews                                   020 7888 8888

Financial Dynamics
Andrew Lorenz/Richard Mountain                                020 7831 3113



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Credit Suisse First Boston does not have any authority whatsoever to make any representation or warranty on behalf of Enodis plc or any other person in connection with the proposed Rights Issue or any other investment in securities of Enodis plc.

Credit Suisse First Boston is acting exclusively for Enodis plc and no-one else in connection with the Rights Issue and will not be responsible to anyone other than Enodis plc for providing the protections afforded to the clients of Credit Suisse First Boston or for providing advice in relation to the Rights Issue or any matter referred to herein.

This announcement does not constitute or form part of, and should not be construed as, an offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of Enodis plc nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. Any decision in connection with the Rights Issue should be made solely on the basis of the information contained in the Rights Issue Prospectus.

None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters have been or will be registered under the United States Securities Act of 1933, as amended, or under the applicable securities laws of any state of the United States, any province or territory of Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland. Neither the New Ordinary Shares nor the Provisional Allotment Letters may, subject to certain exceptions, be offered, sold, taken up, transferred, renounced or delivered, directly or indirectly, within the United States, Canada, Japan, France, Australia, South Africa, Singapore or the Republic of Ireland, or their respective territories or possessions. Accordingly, neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly, into those jurisdictions, their territories or possessions or passed to residents, corporations or other entities organised under the laws of those jurisdictions, their territories or possessions or branches, agencies or affiliates of any such corporations or entities.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Enodis assumes no responsibility to update any of the forward-looking statements contained herein except to the extent required by law.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENODIS PLC

March 18, 2002                       By:    /s/ Stuart Miller
                                         --------------------------------
                                         Name:  Stuart Miller
                                         Title: Chief Financial Officer - Group